Cravath, Swaine & Moore LLP

825 8th Avenue

New York, New York 10019

May 20, 2014

Via EDGAR

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Weyerhaeuser Real Estate Company

Registration Statement on Form S-4/S-1 (File No. 333-193251)

Ms. Long:

As previously discussed with the staff of the Securities and Exchange Commission (the “Commission”), on behalf of Weyerhaeuser Real Estate Company (the “Company”), we enclose the accompanying changed pages to Amendment No. 2 to the Company’s Registration Statement on Form S-4/S-1 (the “Registration Statement”), filed with the Commission on May 8, 2014 (File No. 333-193251), marked to indicate changes from the filed Registration Statement. These changes will also be made to the Registration Statement on Form S-4 (File No. 333-193248) and, to the extent applicable, Proxy Statement on Schedule 14A of TRI Pointe Homes, Inc. (NYSE: TPH) (“TRI Pointe”).

The enclosed pages include, among other things, the expected pricing discount, upper limit and certain other information previously left blank in the Registration Statement that is derived therefrom. The calculations in the changed pages are based on the closing common stock prices for Weyerhaeuser Company (NYSE: WY) and TRI Pointe on May 15, May 16 and May 19. The Company and TRI Pointe expect to update the calculations in subsequent filings to be made on or about May 22, 2014 and prior to the commencement of the exchange offer.

Should you have any questions or comments with respect to this letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett

D. Scott Bennett